SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-24352
                                                -------

                           NOTIFICATION OF LATE FILING

      (Check one): | | Form 10-K and Form 10-KSB | | Form 11-K | | Form 20-F
                   |X| Form 10-Q and Form 10-QSB | | Form N-SAR

      For Period Ended: March 31, 2001

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

      For the Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  Interiors, Inc.

Former Name, if Applicable:

Address of principal executive offices (street and number):  320 Washington St.

City, state and zip code:  Mount Vernon, New York 10553

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate.)

      |X| (a) The reasons described in reasonable in Part III of this form could not be eliminated without unreasonable effort and expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      | | (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      The Company has announced that its Board of Directors is pursuing the sale of certain subsidiaries including, without limitation, Petals, Inc., Stylecraft Lamps, Inc., Habitat Solutions, Inc. and its West Coast decorative accessories division to reduce high interest rate debt and maximize shareholder value. Following the contemplated transactions, the Company's business will primarily consist of its APF Master Framemakers division located in Mt. Vernon, New York. Towards accomplishing this goal, the Company recently completed the sale of Model Home Interiors, Inc., a subsidiary of Habitat Solutions, Inc. The Company needs additional time to complete its analysis of the consequences of the sale and its effect on the Company's financial statements. Consequently, the Company is unable to file its quarterly report on Form 10-Q by April 15, 2001, which is the required filing date, without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

      Robert J. Conologue                     (914) 665-5400 ext 847
      (name)                                  (area code)(telephone number)

      (2) Have all other periodic reports required under sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s). |X| Yes | | No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 INTERIORS, INC.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    INTERIORS, INC.

Date: May 15, 2001                  By: /s/ Robert Conologue
                                        --------------------------------------
                                            Robert J. Conologue
                                            Executive Vice President and Chief
                                            Financial Officer

                                   ATTACHMENT
                            (pursuant to PART IV (3))

      It is anticipated that a significant change in the results of operations form the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof for the following reasons:

      The Company has announced that its Board of Directors is pursuing the sale of certain subsidiaries including, without limitation, Petals, Inc., Stylecraft Lamps, Inc., Habitat Solutions, Inc. and its West Coast decorative accessories division to reduce high interest rate debt and maximize shareholder value. Following the contemplated transactions, the Company's business will primarily consist of its APF Master Framemakers division located in Mt. Vernon, New York. Towards accomplishing this goal, the Company recently completed the sale of Model Home Interiors, Inc., a subsidiary of Habitat Solutions, Inc. The Company needs additional time to complete its analysis of the consequences of the sale and its effect on the Company's financial statements. Accordingly at the present time a reasonable estimate of the results of operations cannot be made.